Management’s Discussion and Analysis Alithya Group inc. For the three and six months ended September 30, 2026

Exhibit 99.2

Management’s Discussion and Analysis
For the three and six months ended September 30, 2026

1. Basis of Presentation
This Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows for Alithya Group inc. for the three and six months ended September 30, 2026. References to “Alithya”, the “Company”, the “Group”, “we”, “our” and “us” in this MD&A refer to Alithya Group inc. and its subsidiaries or any one or more of them, unless the context requires otherwise. This document should be read in conjunction with the information contained in the Company’s interim condensed consolidated financial statements and accompanying notes for the three and six months ended September 30, 2026 and 2025 (the "Q2 Financial Statements"), as well as the audited consolidated financial statements and MD&A for the fiscal year ended March 31, 2026. These documents, as well as the Company's Annual Information Form, and additional information regarding the business of the Company, are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca and the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov.
For reporting purposes, the Company prepared the Q2 Financial Statements in Canadian dollars in accordance with IAS 34 - Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise indicated, all dollar (“$”) amounts and references in this MD&A are in Canadian dollars and references to “US$” are in U.S. dollars. Variances, ratios and percentage changes in this MD&A are based on unrounded numbers.
This MD&A contains both IFRS and non-IFRS financial measures. See section 5 titled “Non-IFRS and Other Financial Measures”. Certain totals, subtotals and percentages may not reconcile due to rounding. Not applicable (“N/A”) is used to indicate that the percentage change between the current and prior year figures is not meaningful or if the percentage change exceeds 1,000%.
Unless otherwise stated, in preparing this MD&A, the Company has considered information available up to November 12, 2026, the date the Company’s Board of Directors (“Board”) approved this MD&A and the Q2 Financial Statements.
2. Forward-Looking Statements
This MD&A contains certain information and statements that may constitute “forward-looking information” or "forward-looking statements" within the meaning of applicable Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Forward-looking statements include all information and statements that do not exclusively relate to historical facts, as well as statements relating to management’s intentions, plans and expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” "maintains," “potential,” “should,” “project,” “target,” or similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this MD&A include, among other things, information or statements about: (i) the Company's ability to generate sufficient earnings to support its operations; (ii) the Company's ability to take

Management’s Discussion and Analysis
For the three and six months ended September 30, 2026	| 2

advantage of business opportunities and meet the goals set in its three-year strategic plan; (iii) the Company's ability to maintain and develop its business, including by broadening the scope of its service offerings, by leveraging artificial intelligence ("AI"), its geographic presence and its smart shore capabilities, its expertise, and its integrated offerings, and by entering into new contracts and penetrating new markets; (iv) the Company's growth strategy, future operations, and prospects, including expectations regarding future revenue resulting from bookings and backlog and providing stakeholders with return on investment; (v) the Company's ability to service its debt and raise additional capital; (vi) the Company's estimates relating to its financial performance, including revenues, profitability, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; (vii) the Company's ability to identify suitable acquisition targets and to successfully complete and integrate such acquisitions, including the realization of expected synergies or cost savings related thereto; (viii) the Company's ability to balance, meet and exceed the expectations of its stakeholders; and (ix) the Company's ability to successfully conduct a strategic review process, including the Company’s evaluation of strategic alternatives and the potential benefits that may result therefrom.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya's forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks, uncertainties and other factors, both general and specific, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those estimated, projected, expressed in or implied by such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of the MD&A for the year ended March 31, 2026, as well as other risks and uncertainties identified or incorporated in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Additional risks, uncertainties and factors not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this MD&A are qualified by these cautionary statements and are made only as of the date of this MD&A. Alithya expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.
3. Business Overview
Corporate Overview
With professionals in Canada, the U.S. and internationally, Alithya provides technology advisory services based on deep expertise in strategy and digital transformation. The Company guides and supports its clients in the pursuit of their business objectives, leveraging the latest innovations, including AI-driven capabilities, and delivery excellence in the application of digital technologies.

Management’s Discussion and Analysis
For the three and six months ended September 30, 2026	| 3

Alithya’s collective intelligence and expertise targets three main pillars: strategic consulting, enterprise transformation, and business enablement. With collaboration at the core of its business model, Alithya professionals identify optimal technology applications, including AI-enabled solutions, to deliver practical IT services and solutions to tackle complex business challenges for clients concentrated in the financial services, insurance, healthcare, manufacturing, energy, and government sectors, and additionally, in other sectors, such as higher education, telecommunications, transportation and logistics, professional services, engineering, construction, and retail. By developing industry-specific solutions and services deployable via a global delivery model for many of these industries, Alithya aims to address sector-specific business challenges and accelerate the value realization of clients’ technology investments.
Business Offerings
Alithya's expertise with respect to its main pillars, offered in each reportable segment, includes:
•Strategic Consulting: Alithya provides advisory services for digital strategy, organization performance, cybersecurity, enterprise architecture, and change management. Business outcomes in this area include refining business processes to reflect real-world scenarios; boosting systems security from cyberattacks; migrating critical applications and data to the cloud; understanding the optimal enterprise architecture approach; defining change management strategies; and facilitating project planning activities for software selections, strategic roadmaps, or agile/scrum delivery teams.
•Enterprise Transformation: Alithya has business transformation and enterprise applications implementation experience with enterprise resource planning (ERP), supply chain management (SCM), enterprise performance management (EPM), customer relationship management (CRM), and human capital management (HCM). Also, leveraging AI and machine learning technologies as a foundation, the Company provides transformational solutions and services for cloud infrastructure, custom applications development, legacy systems/mainframe modernization, control/software engineering, data and analytics, and intelligent document processing. Alithya not only helps clients modernize enterprise applications through upgrades and the consolidation of multiple systems, but also helps to define overall technology ecosystems, to envision the use and impact of AI throughout an organization, and to build custom applications to address unique client needs.
•Business Enablement: Alithya offers ongoing paths to drive value through the provision of digital adoption and training, managed services, change enablement, and quality engineering. This practice area enables Alithya to move beyond advisory, implementations and project go-lives to provide ongoing value, including using AI to mine data for important insights for making faster, smarter business decisions; realizing a return on investment on digital projects by driving adoption and consumption of technology; helping clients to train and retain their workforce; bookending a change management strategy with a change enablement plan that converts visions into reality; and providing a routine, consistent way to test updates and fixes before deploying any new software products.
Competitive Environment
Digital systems and infrastructures have become indispensable strategic assets for businesses. These assets require continuous investment and increasingly serve as crucial drivers of growth and differentiation, especially in delivering customer focused solutions.

Management’s Discussion and Analysis
For the three and six months ended September 30, 2026	| 4

As a result, businesses increasingly seek solutions that support business processes and enable product and service customization. This imperative drives digital transformation efforts, pushing businesses to move beyond traditional IT systems toward adaptive, AI-enabled, and cloud-based digital technologies that offer agility, scalability, and innovation at speed.
As businesses’ technology spending continues to increase, digital technology firms such as Alithya are focused on delivering not just innovation, but measurable outcomes through industry specialization and AI-enabled business transformation. We are committed to helping clients modernize operations, enhance customer experience, and unlock new growth opportunities with the most effective digital solutions and services.
Alithya believes it is well positioned to respond to evolving client priorities. Alithya’s business model is built on a philosophy of focusing on our clients’ complex business challenges, offering industry-focused solutions that leverage AI technologies, and enabling clients to realize maximum benefits from their digital technology investments. Alithya positions itself as an agile trusted advisor and partner capable of delivering rapid results for its clients.
Alithya’s competitors in each of its operating and reportable segments include systems integration firms, application software companies, cloud computing service providers, large or traditional consulting firms, professional services groups of computer equipment companies, infrastructure management and outsourcing companies and boutique digital companies. In addition, Alithya competes with numerous smaller local companies in the various geographic markets in which it operates.
Alithya competes based on the following principal differentiating factors: vision and strategic advisory ability, priority industry verticals, digital services capabilities, performance and reliability, quality of technical support, training and services, global presence, responsiveness to client needs, reputation and experience, financial stability, strong corporate governance and competitive pricing of services.
Alithya also relies on the following measures to compete effectively: (a) investments to scale its services practice areas; (b) a well-developed recruiting, training and retention model; (c) a successful service delivery model; (d) intrapreneurial culture and approach; (e) a broad referral base; (f) continual investment in process improvement and knowledge capture; (g) investment in infrastructure and research and development; (h) continued focus on responsiveness to client needs, quality of services and competitive prices; and (i) project management capabilities and technical expertise.
4. Strategic Business Plan
Alithya is on a journey to be recognized as the trusted technology advisor of its clients. By the end of the fiscal year ending March 31, 2027, management believes that the achievement of its new scale and scope would allow it to leverage its industry knowledge, geographic presence and global delivery model, expertise, integrated offerings, and its position on the value chain to target higher value IT segments.
Alithya aligns its offerings with the most pressing challenges being experienced within the sectors that it services, and in its ability to continuously reinforce the building blocks of trusted relationships with its clients, its people, its investors, and its partners. To ensure that it remains innovative and relevant, Alithya strives to meet or exceed the expectations of its stakeholders, including optimizing employee experience, assisting its clients in

Management’s Discussion and Analysis
For the three and six months ended September 30, 2026	| 5

achieving their missions, and creating greater value for its investors.

More specifically, Alithya has developed a three-year strategic plan, keeping in mind its stakeholders' interests, which focuses on:
•Increasing scale through organic growth and strategic acquisitions:
◦Organic Growth: Alithya aims to focus on profitable organic growth through innovation, higher-value offerings and client relationships based on trust.
◦Acquisitions: Alithya plans to acquire businesses to complement its current market presence as part of its North American and international expansion, while progressively adding major integrated enterprise solutions capabilities and selected specialized expertise, and increasing its smart shoring presence.
◦AI and IP Solutions: Alithya intends to increase the utilization of its AI and intellectual property (“IP”) solutions to accelerate operational efficiencies in our service delivery.
•Providing investors, partners and stakeholders with long-term growing return on investment:
◦Profitability: Alithya plans to increase its Adjusted EBITDA Margin(1).
◦Smart shoring centers: Alithya aims to increase the percentage of its services delivered from smart shoring centers accessing larger, cost-competitive talent pools.
On July 27, 2026, the Company announced the launch of a strategic review process to evaluate strategic alternatives intended to maximize shareholder value (the "Strategic Review"). The Board determined that the Company’s current public market valuation may not fully reflect its intrinsic value or adequately support its next phase of growth, and indicated that the review may include, among other alternatives, a merger or other business combination, privatization, sale of the Company, recapitalization, strategic investment or partnership, or the continuation of the Company as a publicly listed issuer.
There can be no assurance that the Strategic Review will result in any transaction or other strategic change or, if a transaction is undertaken, as to its terms, timing or completion. The Company has not established a timetable for the completion of the Strategic Review and does not intend to disclose further developments with respect to the Strategic Review unless and until the Board has approved a specific transaction or otherwise determines that disclosure is appropriate or required by applicable securities laws.

(1) This is a non-IFRS financial measure. Refer to section 5 titled "Non-IFRS and Other Financial Measures" for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 7.8 titled “EBITDA and Adjusted EBITDA” for a quantitative reconciliation to the most directly comparable IFRS measure.

Management’s Discussion and Analysis
For the three and six months ended September 30, 2026	| 6

5. Non-IFRS and Other Financial Measures
Alithya reports its financial results in accordance with IFRS. This MD&A includes certain non-IFRS and supplementary financial measures and ratios to assess Alithya's financial performance. These measures are provided as additional information to complement IFRS measures by providing further understanding of Alithya's results of operations from management's perspective. They do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. They should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. They are used to provide investors with additional insight into Alithya's operating performance and thus highlight trends in Alithya's business that may not otherwise be apparent when relying solely on IFRS measures.
The non-IFRS measures used by Alithya are described below:
Adjusted Net Earnings and Adjusted Net Earnings per Share
“Adjusted Net Earnings” refers to net earnings (loss) before adjusting for business acquisition, integration and reorganization costs, amortization of intangibles, share-based compensation, impairment of goodwill and intangibles, share of earnings of an associate, loss on disposal of assets and lease modification, other non-recurring items, including severance consisting of termination and benefit costs for management personnel, and the income tax effects of these items.
“Adjusted Net Earnings per Share” is calculated by dividing Adjusted Net Earnings by the weighted average number of outstanding Class A Subordinate Voting Shares (“Subordinate Voting Shares”) and Class B Multiple Voting Shares (“Multiple Voting Shares”, and together with the Subordinate Voting Shares, the “Shares”), during the period.
Management believes that Adjusted Net Earnings and Adjusted Net Earnings per Share are useful measures for investors as they allow comparability of the financial performance of operating activities from one period to another, prior to taking into consideration non-cash items, business acquisition, integration and reorganization costs, and severance consisting of termination and benefit costs for management personnel, which can vary significantly from period to period. These measures provide an indication of the results generated by Alithya’s main business activities prior to taking into consideration the non-cash and other items listed above which have resulted primarily from acquisitions and their subsequent integrations. For a reconciliation of net earnings (loss) to Adjusted Net Earnings, see section 7.6 titled “Adjusted Net Earnings and Adjusted Net Earnings per Share”.
EBITDA and EBITDA Margin
“EBITDA” refers to net earnings (loss) before adjusting for net financial expenses, income tax expense (recovery), depreciation of property and equipment and right-of-use assets and amortization of intangibles.
“EBITDA Margin” refers to the percentage of total revenue that EBITDA represents for a given period.
Management believes that EBITDA and EBITDA Margin are useful measures for investors as they provide an indication of the results generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration non-cash depreciation and

Management’s Discussion and Analysis
For the three and six months ended September 30, 2026	| 7

amortization. For a reconciliation of net earnings (loss) to EBITDA, see section 7.8 titled “EBITDA and Adjusted EBITDA”.
Adjusted EBITDA and Adjusted EBITDA Margin
“Adjusted EBITDA” refers to net earnings (loss) before adjusting for net financial expenses, income tax expense (recovery), depreciation of property and equipment and right-of-use assets and amortization of intangibles, foreign exchange, share-based compensation, business acquisition, integration and reorganization costs, impairment of goodwill and intangibles, share of earnings of an associate, loss on disposal of assets and lease modification, and other non-recurring items, including severance consisting of termination and benefit costs for management personnel.
“Adjusted EBITDA Margin” refers to the percentage of total revenue that Adjusted EBITDA represents for a given period.
Management believes that Adjusted EBITDA and Adjusted EBITDA Margin are useful measures for investors as they allow comparability of the financial performance of operating activities from one period to another. These measures provide an indication of the results generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration the non-cash and other items listed above. For a reconciliation of net earnings (loss) to Adjusted EBITDA, see section 7.8 titled “EBITDA and Adjusted EBITDA”.
Constant Dollar Revenue and Constant Dollar Growth
“Constant Dollar Revenue” is a measure of revenue and revenue by segment normalized for foreign currency translation impacts. This measure is calculated by translating current period revenue and revenue by segment in local currency using the exchange rates in the equivalent period from the prior year.
“Constant Dollar Growth” is a measure of revenue growth and revenue growth by segment, expressed as a percentage, normalized for foreign currency translation impacts. This measure is calculated by dividing Constant Dollar Revenue for the current period, with revenue for the comparable prior period and expressing the result as a percentage.
Management believes that Constant Dollar Revenue and Constant Dollar Growth are useful measures for investors as they allow revenue to be adjusted to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance. For a reconciliation of revenues to Constant Dollar Revenue by segment, see section 7.1 titled “Revenues”.
Net Debt
“Net Debt” refers to long-term debt, including the current portion, less cash. For the calculation of Net Debt, see section 10.6 titled “Long-Term Debt and Net Debt”. Management believes that Net Debt is a useful measure for investors as it provides an indication of the liquidity of the Company.
Other Financial Measures
The other financial measures used by Alithya are described below:

Management’s Discussion and Analysis
For the three and six months ended September 30, 2026	| 8

“Gross Margin as a Percentage of Revenues” is calculated by dividing gross margin by revenues.
“Selling, General and Administrative Expenses as a Percentage of Revenues” is calculated by dividing selling, general and administrative expenses by revenues.
“Bookings” refers to the amount of signed revenue agreements during the period, which includes new contracts, including those acquired subsequent to the closing date of acquisitions, as well as renewals, extensions and changes to existing contracts. Management believes information regarding Bookings can provide useful trend insight to investors regarding changes in the volume of new business over time.
“Book-to-Bill Ratio” is calculated by dividing Bookings by revenues, for the same period. Management believes this measure allows for the monitoring of the Company’s Backlog and offers useful insight to investors on how the business varies and evolves over time. This measure is best used over a long period as it could fluctuate significantly from one quarter to the other.
“Backlog” refers to the amount of future revenue stemming from signed revenue agreements, which includes new contracts, including those acquired through acquisitions, as well as renewals, extensions and changes to existing contracts, including reductions in contractual commitments and contract terminations, expressed as a number of months of trailing twelve-month revenue, as at a given date. Backlog calculation differs from the IFRS definition of remaining performance obligations, as disclosed in the Company's annual consolidated financial statements, as Backlog also includes time and materials arrangements in which contractual billings correspond with the value of the services provided to the client and contracts with original expected durations under one year. Management believes that Backlog information can provide useful trend insight to investors regarding changes in management’s best estimate of future revenue stemming from signed revenue agreements.
“Days Sales Outstanding” (“DSO”) refers to the average number of days it takes for the Company to convert its trade accounts receivable (net of sales taxes) and unbilled revenues, less deferred revenues, into cash. Management believes this measure provides useful insight to investors regarding the Company's liquidity.

Management’s Discussion and Analysis
For the three and six months ended September 30, 2026	| 9

6. Financial Highlights

Results of Operations	For the three months ended September 30,		For the six months ended September 30,
(in $ thousands, except percentages and per share data)	2026	2025	2026	2025
	$	$	$	$
Revenues	103,368	124,292	208,418	248,450
Gross Margin	32,469	42,780	64,360	82,573
Gross Margin as a Percentage of Revenues (1)	31.4%	34.4%	30.9%	33.2%
Selling, General and Administrative Expenses	25,240	31,296	53,578	61,869
Selling, General and Administrative Expenses as a Percentage of Revenues (1)	24.4%	25.2%	25.7%	24.9%
Net Loss	(25,024)	(30,961)	(27,445)	(30,776)
Basic and Diluted Loss per Share	(0.26)	(0.32)	(0.29)	(0.31)
Adjusted Net Earnings (2)	4,564	9,467	7,435	15,986
Adjusted Net Earnings per Share (2)	0.05	0.10	0.08	0.16
Adjusted EBITDA (3)	8,272	12,788	13,694	24,417
Adjusted EBITDA Margin (3)	8.0%	10.3%	6.6%	9.8%

Other	September 30,	March 31,
(in $ thousands, except Backlog and DSO)	2026	2026
	$	$
Total Assets	346,474	381,958
Non-Current Financial Liabilities (4)	129,359	119,357
Total Long-Term Debt	131,763	120,896
Net Debt (5)	116,417	108,063

Backlog (1)	14 months	14 months
DSO (1)	63 days	54 days

Shares, Stock Options and Share Units as at	November 11,
2026
Subordinate Voting Shares	89,438,673
Multiple Voting Shares	7,326,880
Stock Options (6)	2,905,892
Deferred Share Units ("DSUs")	1,762,817
Restricted Share Units ("RSUs")	2,960,623
Performance Share Units ("PSUs")	2,647,530

(1) These are other financial measures. Refer to section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition of these other financial measures.
(2) This is a non-IFRS financial measure. Refer to section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 7.6 titled “Adjusted Net Earnings and Adjusted Net Earnings per Share” for a quantitative reconciliation to the most directly comparable IFRS measure.
(3) This is a non-IFRS financial measure. Refer to section 5 titled "Non-IFRS and Other Financial Measures" for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 7.8 titled “EBITDA and Adjusted EBITDA” for a quantitative reconciliation to the most directly comparable IFRS measure.
(4) Non-current financial liabilities include the long-term portion of the long-term debt, the long-term portion of lease liabilities, and the long-term portion of the contingent consideration. For an explanation of the variances, refer to sections 9 titled "Financial Position" and 10.6 titled "Long-Term Debt and Net Debt".
(5) This is a non-IFRS financial measure. Refer to section 5 titled "Non-IFRS and Other Financial Measures" for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 10.6 titled "Long-Term Debt and Net Debt” for a quantitative reconciliation to the most directly comparable IFRS measure and an explanation of the variance.
(6) Includes 200,000 stock options to purchase Multiple Voting Shares.

Management’s Discussion and Analysis
For the three and six months ended September 30, 2026	| 10

For the three months ended September 30, 2026:
•Revenues of $103.4 million, down 16.8% year-over-year. 82.6% of revenues were generated from clients which we had in the same quarter last year.
•Gross margin decreased 24.1% to $32.5 million, compared to $42.8 million for the same quarter last year. Gross Margin as a Percentage of Revenues(1) decreased to 31.4%, compared to 34.4% for the same quarter last year.
•Net loss of $25.0 million, or $0.26 per share, compared to $31.0 million, or $0.32 per share, for the same quarter last year. Net loss included impairment charges of $30.4 million compared to $38.0 million in Q2 fiscal 2026.
•Adjusted Net Earnings(2) of $4.6 million, or $0.05 per Share(2), compared to $9.5 million, or $0.10 per Share for the same quarter last year.
•Adjusted EBITDA(3) decreased by $4.5 million, or 35.3%, to $8.3 million, for an Adjusted EBITDA Margin(3) of 8.0% of revenues, compared to $12.8 million, for an Adjusted EBITDA Margin of 10.3% of revenues, for the same quarter last year.
•Net cash from operating activities was $0.9 million, representing a decrease of $0.2 million, compared to $1.1 million for the same quarter last year.
•Bookings(1) reached $108.2 million, which translated into a Book-to-Bill Ratio(1) of 1.05 for the quarter, compared to Bookings of $90.9 million and a Book-to-Bill Ratio of 0.73 for the same quarter last year. Backlog(1) represented approximately 14 months of trailing twelve-month revenues as at September 30, 2026.

(1) This is an other financial measure. Refer to section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition of this other financial measure.
(2) This is a non-IFRS financial measure. Refer to section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 7.6 titled “Adjusted Net Earnings and Adjusted Net Earnings per Share” for a quantitative reconciliation to the most directly comparable IFRS measure.
(3) This is a non-IFRS financial measure. Refer to section 5 titled "Non-IFRS and Other Financial Measures" for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 7.8 titled “EBITDA and Adjusted EBITDA” for a quantitative reconciliation to the most directly comparable IFRS measure.

Management’s Discussion and Analysis
For the three and six months ended September 30, 2026	| 11

7. Results of Operations

	For the three months ended September 30,		For the six months ended September 30,
(in $ thousands, except per share data)	2026	2025	2026	2025
	$	$	$	$
Revenues	103,368	124,292	208,418	248,450
Cost of revenues	70,899	81,512	144,058	165,877
Gross margin	32,469	42,780	64,360	82,573

Operating expenses
Selling, general and administrative expenses	25,240	31,296	53,578	61,869
Business acquisition, integration and reorganization costs recovery	(3,421)	(3,885)	(2,660)	(1,838)
Depreciation	727	978	1,355	2,043
Amortization of intangibles	3,190	5,317	6,329	10,272
Impairment of goodwill and intangibles	30,400	38,028	30,400	38,028
Foreign exchange (gain) loss	(326)	(469)	(1,253)	697
	55,810	71,265	87,749	111,071
Operating loss	(23,341)	(28,485)	(23,389)	(28,498)
Net financial expenses	2,378	2,126	4,668	4,966
Share of earnings of an associate	(171)	—	(4)	—
Loss before income taxes	(25,548)	(30,611)	(28,053)	(33,464)
Income tax (recovery) expense
Current	360	486	1,503	788
Deferred	(884)	(136)	(2,111)	(3,476)
	(524)	350	(608)	(2,688)
Net loss	(25,024)	(30,961)	(27,445)	(30,776)
Basic and diluted loss per share	(0.26)	(0.32)	(0.29)	(0.31)

Management’s Discussion and Analysis
For the three and six months ended September 30, 2026	| 12

7.1 Revenues
The following table presents total external revenues by geographic location of customers:

	For the three months ended September 30,		For the six months ended September 30,
(in $ thousands)	2026	2025	2026	2025
	$	$	$	$
U.S.	53,873	63,115	106,323	122,601
Canada	42,376	55,243	88,377	114,849
International	7,119	5,934	13,718	11,000
	103,368	124,292	208,418	248,450

As at April 1, 2026, as a result of the integration of recent business acquisitions and a business divestiture, the Company began reporting its financial results under a new segment structure designed to better reflect the Company’s operational structure and how management assesses performance of the business and allocates resources. Under the new structure, the Company has two reportable segments based on area of services: Enterprise Transformation and Industry Services and Solutions. Comparatives include a third segment which includes the results of U.S.-based Datum Consulting Group, LLC and its international affiliates ("Datum"), as those companies have been sold on March 31, 2026 to Medivra Holdings LLC (the "Datum Transaction"). For more detail on the new segments, refer to section 7.7 titled "Segment Reporting".
The following table reconciles Constant Dollar Revenue(1) to revenues by reportable segments:

	For the three months ended September 30,			For the six months ended September 30,
(in $ thousands, except for percentages)	2026	2025	% (2)	2026	2025	% (2)

Total Alithya revenue as reported	103,368	124,292	(16.8)%	208,418	248,450	(16.1)%
Variation prior to foreign currency impact	(17.6)%			(16.5)%
Foreign currency impact	0.8%			0.4%
Variation over previous period	(16.8)%			(16.1)%
Enterprise Transformation
Constant dollar revenue	63,511	70,805	(10.3)%	126,063	136,583	(7.7)%
Foreign currency impact	894			901
Enterprise Transformation revenue as reported	64,405	70,805	(9.0)%	126,964	136,583	(7.0)%
Industry Services and Solutions
Constant dollar revenue	38,963	49,614	(21.5)%	81,338	103,802	(21.6)%
Foreign currency impact	—			116
Industry Services and Solutions revenue as reported	38,963	49,614	(21.5)%	81,454	103,802	(21.5)%
Datum Services
Constant dollar revenue	—	3,873	(100.0)%	—	8,065	(100.0)%
Foreign currency impact	—			—
Datum Services revenue as reported	—	3,873	(100.0)%	—	8,065	(100.0)%

(1) Non-IFRS measure. See section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
(2) The percentages represent Constant Dollar Growth, which is a non-IFRS measure. See section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.

Management’s Discussion and Analysis
For the three and six months ended September 30, 2026	| 13

Revenues amounted to $103.4 million for the three months ended September 30, 2026, representing a decrease of $20.9 million, or 16.8%, from $124.3 million for the three months ended September 30, 2025.
Enterprise Transformation revenues decreased by $6.4 million, or 9.0%, to $64.4 million for the three months ended September 30, 2026, from $70.8 million for the three months ended September 30, 2025. The decrease in revenues was due primarily to certain client projects reaching maturity, lower performance from certain areas of the business, and an IP sale recognized in the prior year that was non-recurring, partially offset by a favorable US$ exchange rate impact of $0.9 million between the two periods.
Industry Services and Solutions revenues decreased by $10.6 million, or 21.5%, to $39.0 million for the three months ended September 30, 2026, from $49.6 million for the three months ended September 30, 2025. The decrease in revenues was due primarily to certain client projects reaching maturity, and reduced revenues from government contracts and the banking sector.
Datum Services was divested on March 31, 2026 as part of the Datum Transaction. Accordingly, this resulted in a $3.9 million revenue decrease for the three months ended September 30, 2026 and an $8.1 million revenue decrease for the six months ended September 30, 2026.
Revenues amounted to $208.4 million for the six months ended September 30, 2026, representing a decrease of $40.1 million, or 16.1%, from $248.5 million for the six months ended September 30, 2025.
Enterprise Transformation revenues decreased by $9.6 million, or 7.0%, to $127.0 million for the six months ended September 30, 2026, from $136.6 million for the six months ended September 30, 2025. The decrease in revenues was due primarily to certain client projects reaching maturity, lower performance from certain areas of the business, and an IP sale recognized in the prior year that was non-recurring, partially offset by revenues from a complete six-month contribution of eVerge Interests, Inc. and its subsidiaries (“eVerge”) acquired on May 31, 2025 (the “eVerge Acquisition”), and a favorable US$ exchange rate impact of $0.9 million between the two periods.
Industry Services and Solutions revenues decreased by $22.3 million, or 21.5%, to $81.5 million for the six months ended September 30, 2026, from $103.8 million for the six months ended September 30, 2025. The decrease in revenues was due primarily to certain client projects reaching maturity and reduced revenues from government contracts and the banking sector.
7.2 Gross Margin
Gross margin decreased by $10.3 million, or 24.1%, to $32.5 million for the three months ended September 30, 2026, from $42.8 million for the three months ended September 30, 2025. Gross Margin as a Percentage of Revenues decreased to 31.4% for the three months ended September 30, 2026, from 34.4% for the three months ended September 30, 2025.
Enterprise Transformation Gross Margin as a Percentage of Revenues decreased compared to the same quarter last year, primarily due to lower performance from certain areas of the business, and the impact of the one-time IP sale which had a full contribution to gross margin as a percentage of revenues.
Industry Services and Solutions Gross Margin as a Percentage of Revenues decreased compared to the same quarter last year, mainly due to decreases in utilization rates and tax credits, and changes in project mix.

Management’s Discussion and Analysis
For the three and six months ended September 30, 2026	| 14

Datum Services was divested on March 31, 2026 as part of the Datum Transaction. Accordingly, no gross margin is presented for the three and six months ended September 30, 2026.
Gross margin decreased by $18.2 million, or 22.0%, to $64.4 million for the six months ended September 30, 2026, from $82.6 million for the six months ended September 30, 2025. Gross margin as a percentage of revenues decreased to 30.9% for the six months ended September 30, 2026, from 33.2% for the six months ended September 30, 2025.
Enterprise Transformation Gross Margin as a Percentage of Revenues decreased for the six months ended September 30, 2026, compared to the same period last year, primarily due to lower performance from certain areas of the business, and the impact of the one-time IP sale which had a full contribution to gross margin as a percentage of revenues.
Industry Services and Solutions Gross Margin as a Percentage of Revenues decreased for the six months ended September 30, 2026, compared to the same period last year, mainly due to decreases in utilization rates and tax credits, and changes in project mix.
7.3 Operating Expenses
7.3.1 Selling, General and Administrative Expenses
Selling, general and administrative expenses include salary, wages and other benefits for selling and administrative employees, occupancy costs, information technology and communications costs, share-based compensation, professional fees, public listing and investor fees, and other administrative expenses.
Selling, general and administrative expenses totaled $25.2 million for the three months ended September 30, 2026, representing a decrease of $6.1 million, including the $1.6 million impact of Datum Services that was divested on March 31, 2026, or 19.5%, from $31.3 million for the three months ended September 30, 2025. Selling, General and Administrative Expenses as a Percentage of Revenues amounted to 24.4% for the three months ended September 30, 2026, compared to 25.2% for the same period last year. The decrease in selling, general and administrative expenses was mainly due to decreased employee compensation costs, mainly stemming from workforce reductions and variable compensation, decreased professional fees, and decreased share-based compensation costs.
Selling, general and administrative expenses totaled $53.6 million for the six months ended September 30, 2026, representing a decrease of $8.3 million, including the $2.6 million impact of the Datum Services divested on March 31, 2026, or 13.4%, from $61.9 million for the six months ended September 30, 2025. Selling, General and Administrative Expenses as a Percentage of Revenues amounted to 25.7% for the six months ended September 30, 2026, compared to 24.9% for the same period last year. The decrease in selling, general and administrative expenses was driven mainly by decreased employee compensation costs, mainly stemming from workforce reductions and variable compensation, decreased professional fees, and decreased share-based compensation costs.

Management’s Discussion and Analysis
For the three and six months ended September 30, 2026	| 15

7.3.2 Share-Based Compensation
Share-based compensation is included in cost of revenues and selling, general and administrative expenses and is detailed in the table below:

	For the three months ended September 30,		For the six months ended September 30,
(in $ thousands)	2026	2025	2026	2025
	$	$	$	$
Stock options	—	(8)	13	50
Share purchase plan – employer contribution	294	342	597	670
Share-based compensation granted on business acquisitions	200	185	399	928
DSUs	—	178	—	391
RSUs	719	428	1,501	982
PSUs	(1,017)	179	(445)	655
	196	1,304	2,065	3,676

Share-based compensation amounted to $0.2 million for the three months ended September 30, 2026 representing a decrease of $1.1 million, from $1.3 million for the three months ended September 30, 2025. The decrease in share-based compensation was driven primarily by a recovery of expenses related to PSUs resulting from management's review of assumptions regarding the achievement of performance conditions.
Share-based compensation amounted to $2.1 million for the six months ended September 30, 2026, representing a decrease of $1.6 million, from $3.7 million for the six months ended September 30, 2025. The decrease in share-based compensation was driven primarily by a recovery of expenses related to PSUs resulting from management's review of assumptions regarding the achievement of performance conditions and decreased share-based compensation granted on previous business acquisitions.
7.3.3 Business Acquisition, Integration and Reorganization Costs Recovery
Business acquisition, integration and reorganization costs recovery amounted to $3.4 million for the three months ended September 30, 2026, representing a decrease of $0.5 million, from $3.9 million for the three months ended September 30, 2025. The decreased recovery was driven primarily by a $1.0 million increase in professional fees incurred in relation to transaction costs, including the Strategic Review, and a $0.9 million increase in integration costs consisting mainly of employee benefit costs incurred in relation to the integration of previous business acquisitions, partially offset by an increase of $1.7 million in contingent consideration recovery related to the change in fair value of contingent consideration, as a result of changes in estimates of profitability targets associated with previous business acquisitions. The change in fair value of contingent consideration for the three months ended September 30, 2026 in the amount of $5.9 million related to the eVerge Acquisition while the change in fair value of contingent consideration for the three months ended September 30, 2025 in the amount of $4.2 million mostly related to the acquisition of XRM Vision Inc. and its subsidiaries on December 1, 2024.
Business acquisition, integration and reorganization costs recovery amounted to $2.7 million for the six months ended September 30, 2026, representing an increase of $0.9 million, from $1.8 million for the six months ended September 30, 2025. The increase in recovery was primarily driven by an increase of $1.7 million in contingent

Management’s Discussion and Analysis
For the three and six months ended September 30, 2026	| 16

consideration recovery related to the change in fair value of contingent consideration, as explained above, partially offset by a $0.6 million increase in integration costs mainly driven by employee benefit costs incurred in relation to the integration of previous business acquisitions, and a $0.5 million increase in professional fees incurred in relation to transaction costs, including the Strategic Review, partially offset by professional fees incurred last year in relation to the eVerge Acquisition.
Final assessments of contingent consideration have been concluded for both acquisitions, and no further adjustments will be required.
7.3.4 Depreciation
Depreciation totaled $0.7 million for the three months ended September 30, 2026, compared to $1.0 million for the three months ended September 30, 2025. Depreciation totaled $1.4 million for the six months ended September 30, 2026, compared to $2.0 million for the six months ended September 30, 2025. The decreases relate primarily to depreciation of right-of-use assets, as the Company continues to reduce its footprint.
7.3.5 Amortization of Intangibles
Amortization of intangibles totaled $3.2 million for the three months ended September 30, 2026, compared to $5.3 million for the three months ended September 30, 2025. The variation consisted primarily of amortization of customer relationships recognized on acquisitions, which decreased by $2.1 million, as certain intangibles were fully amortized and Datum assets were divested compared to the same period last year.
Amortization of intangibles totaled $6.3 million for the six months ended September 30, 2026, compared to $10.3 million for the six months ended September 30, 2025. The variation consisted primarily of amortization of customer relationships recognized on acquisitions, which decreased by $2.9 million, and amortization of software, which decreased by $1.0 million, as certain intangibles were fully amortized and Datum assets were divested compared to the same period last year.
7.3.6 Impairment of Goodwill and Intangibles
Starting April 1, 2026, the Company began reporting its financial results under a new segment structure based on a service-based approach compared to its prior geographic approach, as described in section 7.7 titled “Segment Reporting”. As a result of the realignment, the Company reviewed its cash-generating units ("CGU") and reallocated goodwill as required. The change in CGUs was made immediately after the Company’s last year-end on March 31, 2026, at which time impairment testing was performed for each CGU and it was concluded there was no impairment to goodwill for any CGUs. Under the new structure, goodwill is monitored within three CGUs: Industry Services and Solutions, EPM and ERP.
The carrying amounts of the Company's goodwill are reviewed for impairment when events or changes in circumstances indicate that the carrying value may be impaired. At each reporting date, the Company assesses whether there is any indication of impairment.
During the three and six months ended September 30, 2026, management concluded that profitability targets not being achieved for the Industry Services and Solutions CGU constituted an indication of impairment. As a result, an impairment loss of $30.4 million was recognized.

Management’s Discussion and Analysis
For the three and six months ended September 30, 2026	| 17

During the three and six months ended September 30, 2025, management concluded that profitability targets not being achieved for the Canada and Datum Services (formerly known as Industry Solutions) CGUs constituted an indication of impairment. This resulted in an impairment loss on goodwill of $26.5 million for the Canada CGU and $9.7 million for the Datum Services CGU and in an impairment of intangibles of $1.8 million for the Datum Services CGU for a total impairment loss of $38.0 million.
For more details on impairment testing of goodwill, refer to Note 4 of the Q2 Financial Statements.
7.3.7 Foreign Exchange
Foreign exchange gain amounted to $0.3 million for the three months ended September 30, 2026, compared to $0.5 million for the three months ended September 30, 2025.
Foreign exchange gain amounted to $1.3 million for the six months ended September 30, 2026, compared to a loss of $0.7 million for the six months ended September 30, 2025.
7.4 Other Income and Expenses
7.4.1 Net Financial Expenses
Net financial expenses are summarized in the table below:

	For the three months ended September 30,		For the six months ended September 30,
(in $ thousands)	2026	2025	2026	2025
	$	$	$	$
Interest on long-term debt	1,890	1,491	3,595	3,607
Interest on lease liabilities	88	89	152	186
Amortization of finance costs	63	57	121	114
Interest accretion on balances of purchase price payable	191	333	442	588
Financing fees	179	219	436	602
Interest income	(33)	(63)	(78)	(131)
	2,378	2,126	4,668	4,966

Net financial expenses amounted to $2.4 million for the three months ended September 30, 2026, representing an increase of $0.3 million, or 11.9%, from $2.1 million for the three months ended September 30, 2025, driven mainly by increased interest on long-term debt.
Net financial expenses amounted to $4.7 million for the six months ended September 30, 2026, representing a decrease of $0.3 million, or 6.0%, from $5.0 million for the six months ended September 30, 2025.
7.4.2 Share of Earnings of an Associate
Share of earnings of an associate relates to the new investment in Medivra Holdings LLC received as part of the Datum Transaction and was minimal for the three and six months ended September 30, 2026.

Management’s Discussion and Analysis
For the three and six months ended September 30, 2026	| 18

7.4.3 Income Taxes
Income tax recovery amounted to $0.5 million for the three months ended September 30, 2026, representing a change of $0.9 million, from a $0.4 million expense for the three months ended September 30, 2025. It mainly stems from the increase in deferred tax recovery as a result of the impairment of goodwill. Certain entities of the Group, with a history of losses, continue not to recognize deferred tax assets related to their losses.
Income tax recovery amounted to $0.6 million for the six months ended September 30, 2026, representing a decrease of $2.1 million, from $2.7 million for the six months ended September 30, 2025. The decrease in income tax recovery is primarily attributable to the $1.9 million deferred tax asset recognized in the prior year relating to previously unrecognized net operating losses that became probable of realization as a result of the deferred tax liability recognized pursuant to the eVerge Acquisition and to the increase in current income tax expense as a result of management’s decision to preserve certain tax attributes to optimize the utilization of non-refundable tax credits. The decrease was partially offset by an increase in deferred tax recovery as a result of the impairment of goodwill. Certain entities of the Group, with a history of losses, do not recognize deferred tax assets related to their losses in the current and prior periods.
7.5 Net Loss and Loss per Share
Net loss for the three months ended September 30, 2026 was $25.0 million, representing a decrease of $6.0 million, from $31.0 million for the three months ended September 30, 2025. The decrease was mainly driven by the decreased impairment of goodwill and intangibles, decreased selling, general and administrative expenses, decreased depreciation and amortization of intangibles, and increased income tax recovery, partially offset by decreased gross margin, caused by lower revenues, decreased utilization rates and tax credits for the three months ended September 30, 2026, compared to the three months ended September 30, 2025. On a per share basis, basic and diluted loss per share amounted to $0.26 for the three months ended September 30, 2026, compared to $0.32 for the three months ended September 30, 2025.
Net loss for the six months ended September 30, 2026 was $27.4 million, representing a decrease of $3.4 million, from $30.8 million for the six months ended September 30, 2025. The decrease was driven by decreased selling, general and administrative expenses, decreased impairment of goodwill and intangibles, decreased depreciation and amortization of intangibles, increased foreign exchange gain, and increased business acquisition, integration and reorganization costs recovery, partially offset by decreased gross margin, caused by lower revenues, decreased utilization rates and tax credits, and decreased income tax recovery for the six months ended September 30, 2026, compared to the six months ended September 30, 2025. On a per share basis, this translated into a basic and diluted loss per share of $0.29 for the six months ended September 30, 2026, compared to $0.31 per share for the six months ended September 30, 2025.

Management’s Discussion and Analysis
For the three and six months ended September 30, 2026	| 19

7.6 Adjusted Net Earnings and Adjusted Net Earnings per Share
The following table reconciles net loss to Adjusted Net Earnings:

	For the three months ended September 30,		For the six months ended September 30,
(in $ thousands, except per share data)	2026	2025	2026	2025
	$	$	$	$
Net loss	(25,024)	(30,961)	(27,445)	(30,776)
Business acquisition, integration and reorganization costs recovery	(3,421)	(3,885)	(2,660)	(1,838)
Amortization of intangibles	3,190	5,317	6,329	10,272
Share-based compensation	196	1,304	2,065	3,676
Impairment of goodwill and intangibles	30,400	38,028	30,400	38,028
Share of earnings of an associate	(171)	—	(4)	—
Loss on disposal of assets and lease modification	—	—	—	37
Severance	847	—	847	—
Income tax related to deferred tax asset recognized on purchase price allocation	—	—	—	(1,948)
Effect of income tax related to above items	(1,453)	(336)	(2,097)	(1,465)
Adjusted Net Earnings (1)	4,564	9,467	7,435	15,986
Basic and diluted loss per share	(0.26)	(0.32)	(0.29)	(0.31)
Adjusted Net Earnings per Share (1)	0.05	0.10	0.08	0.16

(1) Non-IFRS measure. See section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
Adjusted Net Earnings amounted to $4.6 million for the three months ended September 30, 2026, representing a decrease of $4.9 million, or 51.8%, from $9.5 million for the three months ended September 30, 2025. The decrease was primarily due to decreased gross margin, caused by lower revenues, decreased utilization rates and tax credits, partially offset by decreased selling, general and administrative expenses. Adjusted Net Earnings per Share amounted to $0.05 for the three months ended September 30, 2026, compared to $0.10 for the three months ended September 30, 2025.
Adjusted Net Earnings amounted to $7.4 million for the six months ended September 30, 2026, representing a decrease of $8.6 million, or 53.5%, from $16.0 million for the six months ended September 30, 2025. As explained above, the decrease was primarily due to decreased gross margin, caused by lower revenues, decreased utilization rates and tax credits, partially offset by decreased selling, general and administrative expenses, and increased foreign exchange gain. Adjusted Net Earnings per Share amounted to $0.08 for the six months ended September 30, 2026, compared to $0.16 for the six months ended September 30, 2025.

Management’s Discussion and Analysis
For the three and six months ended September 30, 2026	| 20

7.7 Segment Reporting
Starting April 1, 2026, the Company began reporting its financial results under a new segment structure designed to better reflect the Company’s operational structure. The new structure includes two reportable segments based on two primary areas of service: Enterprise Transformation and Industry Services and Solutions. Operating segments that have met the aggregation criteria have been combined into the two reportable segments.
Enterprise Transformation helps organizations modernize core business systems and adopt AI technologies across the enterprise. Alithya delivers consulting, solution design, implementation, integration, and managed services across leading AI, cloud, and enterprise platforms, including Microsoft, Oracle, and Salesforce. Our expertise spans Enterprise Resource Planning (ERP), Enterprise Performance Management (EPM), Customer Relationship Management (CRM), Human Capital Management (HCM), and Supply Chain Management (SCM), helping clients optimize operations, automate processes, improve decision-making, and support technology adoption and business transformation.
Industry Services and Solutions helps organizations address industry-specific business challenges and achieve broader business transformation through AI, cloud, and digital innovation. Combining sector expertise with strategic consulting, advisory services, business enablement, and hyperscaler cloud migration services across AWS and Microsoft Azure, Alithya guides clients from strategy and planning through implementation, organizational change, and sustained value realization. The emphasis is not on a specific technology platform, but on delivering measurable business outcomes, improving performance, and helping organizations adapt and compete in a rapidly changing market.
Operating income by segment refers to operating income before head office general and administrative expenses, business acquisition, integration and reorganization costs, depreciation and amortization, foreign exchange (gain) loss and impairment of goodwill and intangibles, which are not considered when assessing the underlying financial performance of the reportable segments as they are not directly related to the segment’s operations. Head office general and administrative expenses are expenses and salaries related to centralized functions, such as global finance, legal, human capital, and technology teams, which are not allocated to segments.
Comparatives include a third segment which includes the results of Datum, as those companies have been sold as of March 31, 2026. .

Management’s Discussion and Analysis
For the three and six months ended September 30, 2026	| 21

The following tables present the Company's operations based on reportable segments:

	For the three months ended September 30, 2026
(in $ thousands)	Enterprise Transformation	Industry Services and Solutions	Datum Services	Total
	$	$	$	$
Revenues	64,405	38,963	—	103,368
Cost of revenues and operating expenses:
Employee compensation and subcontractor costs	48,966	34,585	—	83,551
Tax credits	(329)	(689)	—	(1,018)
Licenses and telecommunication	1,090	1,087	—	2,177
Other expenses	1,454	1,073	—	2,527
	51,181	36,056	—	87,237
Operating income by segment	13,224	2,907	—	16,131
Head office general and administrative expenses				8,902
Business acquisition, integration and reorganization costs recovery (a)				(3,421)
Foreign exchange gain				(326)
Operating income before depreciation and amortization and impairment of goodwill				10,976
Depreciation and amortization				3,917
Impairment of goodwill (b)				30,400
Operating loss				(23,341)

(a)The change in fair value of the contingent consideration of $5,881,000 included in business acquisition, integration and reorganization costs recovery relates to the Enterprise Transformation segment.
(b)Impairment of goodwill relates to the Industry Services and Solutions segment.

	For the three months ended September 30, 2025
(in $ thousands)	Enterprise Transformation	Industry Services and Solutions	Datum Services	Total
	$	$	$	$
Revenues	70,805	49,614	3,873	124,292
Cost of revenues and operating expenses:
Employee compensation and subcontractor costs	52,622	42,981	2,150	97,753
Tax credits	(210)	(1,369)	—	(1,579)
Licenses and telecommunication	1,110	1,108	746	2,964
Other expenses	1,643	1,236	308	3,187
	55,165	43,956	3,204	102,325
Operating income by segment	15,640	5,658	669	21,967
Head office general and administrative expenses				10,483
Business acquisition, integration and reorganization costs recovery (a)				(3,885)
Foreign exchange gain				(469)
Operating income before depreciation, amortization and impairment of goodwill and intangibles				15,838
Depreciation and amortization				6,295
Impairment of goodwill and intangibles (b)				38,028
Operating loss				(28,485)

(a) The change in fair value of the contingent consideration of $4,172,000 included in business acquisition, integration and reorganization costs recovery relates to the Enterprise Transformation segment.
(b) Impairment of goodwill in the amount of $26,500,000 relates to the Industry Services and Solutions segment and impairment of goodwill and intangibles in the amount of $9,723,000 and $1,805,000, respectively, relate to the Datum Services segment.

Management’s Discussion and Analysis
For the three and six months ended September 30, 2026	| 22

Management’s Discussion and Analysis
For the three and six months ended September 30, 2026	| 23

	For the six months ended September 30, 2026
(in $ thousands)	Enterprise Transformation	Industry Services and Solutions	Datum Services	Total
	$	$	$	$
Revenues	126,964	81,454	—	208,418
Cost of revenues and operating expenses:
Employee compensation and subcontractor costs	98,743	72,271	—	171,014
Tax credits	(598)	(1,478)	—	(2,076)
Licenses and telecommunication	2,138	2,146	—	4,284
Other expenses	3,278	2,236	—	5,514
	103,561	75,175	—	178,736
Operating income by segment	23,403	6,279	—	29,682
Head office general and administrative expenses				18,900
Business acquisition, integration and reorganization costs recovery (a)				(2,660)
Foreign exchange gain				(1,253)
Operating income before depreciation and amortization and impairment of goodwill				14,695
Depreciation and amortization				7,684
Impairment of goodwill (b)				30,400
Operating loss				(23,389)

(a)The change in fair value of the contingent consideration of $5,881,000 included in business acquisition, integration and reorganization costs recovery relates to the Enterprise Transformation segment.
(b) Impairment of goodwill relates to the Industry Services and Solutions segment.

	For the six months ended September 30, 2025
(in $ thousands)	Enterprise Transformation	Industry Services and Solutions	Datum Services	Total
	$	$	$	$
Revenues	136,583	103,802	8,065	248,450
Cost of revenues and operating expenses:
Employee compensation and subcontractor costs	101,446	90,943	4,919	197,308
Tax credits	(457)	(2,603)	—	(3,060)
Licenses and telecommunication	2,076	2,177	1,538	5,791
Other expenses	3,114	2,436	582	6,132
	106,179	92,953	7,039	206,171
Operating income by segment	30,404	10,849	1,026	42,279
Head office general and administrative expenses				21,575
Business acquisition, integration and reorganization costs recovery (a)				(1,838)
Foreign exchange loss				697
Operating income before depreciation, amortization and impairment of goodwill and intangibles				21,845
Depreciation and amortization				12,315
Impairment of goodwill and intangibles (b)				38,028
Operating loss				(28,498)

(a) The change in fair value of the contingent consideration of $4,172,000 included in business acquisition, integration and reorganization costs recovery relates to the Enterprise Transformation segment.
(b) Impairment of goodwill in the amount of $26,500,000 relates to the Industry Services and Solutions segment and impairment of goodwill and intangibles in the amount of $9,723,000 and $1,805,000, respectively, relate to the Datum Services segment.

Management’s Discussion and Analysis
For the three and six months ended September 30, 2026	| 24

For a discussion of revenue variances by segment, refer to section 7.1 titled “Revenues”. For additional discussion on business acquisition, integration and reorganization costs recovery refer to section 7.3.3 titled accordingly.
Operating income by segment from Enterprise Transformation decreased by $2.4 million, or 15.4%, to $13.2 million for the three months ended September 30, 2026, from $15.6 million for the three months ended September 30, 2025, due to decreased revenues, partially offset by decreased employee compensation and subcontractor costs.
Operating income by segment from Industry Services and Solutions decreased by $2.8 million, or 48.6%, to $2.9 million for the three months ended September 30, 2026, from $5.7 million for the three months ended September 30, 2025, due to decreased revenues and tax credits, partially offset by decreased employee compensation and subcontractor costs.
Datum Services was divested on March 31, 2026 as part of the Datum Transaction. Accordingly, this resulted in a $0.7 million operating income decrease for the three months ended September 30, 2026 and a $1.0 million operating income decrease for the six months ended September 30, 2026.
Operating income by segment from Enterprise Transformation decreased by $7.0 million, or 23.0%, to $23.4 million for the six months ended September 30, 2026, from $30.4 million for the six months ended September 30, 2025, due to decreased revenues, partially offset by decreased employee compensation and subcontractor costs.
Operating income by segment from Industry Services and Solutions decreased by $4.5 million, or 42.1%, to $6.3 million for the six months ended September 30, 2026, from $10.8 million for the six months ended September 30, 2025, due to decreased revenues and tax credits, partially offset by decreased employee compensation and subcontractor costs.

Management’s Discussion and Analysis
For the three and six months ended September 30, 2026	| 25

7.8 EBITDA and Adjusted EBITDA
The following table reconciles net loss to EBITDA and Adjusted EBITDA:

	For the three months ended September 30,		For the six months ended September 30,
(in $ thousands, except for percentages)	2026	2025	2026	2025
	$	$	$	$
Revenues	103,368	124,292	208,418	248,450
Net loss	(25,024)	(30,961)	(27,445)	(30,776)
Net financial expenses	2,378	2,126	4,668	4,966
Income tax (recovery) expense	(524)	350	(608)	(2,688)
Depreciation	727	978	1,355	2,043
Amortization of intangibles	3,190	5,317	6,329	10,272
EBITDA (1)	(19,253)	(22,190)	(15,701)	(16,183)
EBITDA Margin (1)	(18.6)%	(17.9)%	(7.5)%	(6.5)%
Adjusted for:
Foreign exchange (gain) loss	(326)	(469)	(1,253)	697
Share-based compensation	196	1,304	2,065	3,676
Business acquisition, integration and reorganization costs recovery	(3,421)	(3,885)	(2,660)	(1,838)
Impairment of goodwill and intangibles	30,400	38,028	30,400	38,028
Share of earnings of an associate	(171)	—	(4)	—
Loss on disposal of assets and lease modification	—	—	—	37
Severance	847	—	847	—
Adjusted EBITDA (1)	8,272	12,788	13,694	24,417
Adjusted EBITDA Margin (1)	8.0%	10.3%	6.6%	9.8%

(1) Non-IFRS measure. See section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
EBITDA amounted to a loss of $19.3 million for the three months ended September 30, 2026, representing a decreased loss of $2.9 million, from $22.2 million for the three months ended September 30, 2025. EBITDA Margin was (18.6)% for the three months ended September 30, 2026, compared to (17.9)% for the three months ended September 30, 2025.
Adjusted EBITDA amounted to $8.3 million for the three months ended September 30, 2026, representing a decrease of $4.5 million, or 35.3%, from $12.8 million for the three months ended September 30, 2025. As explained above, the decrease was mainly due to decreased gross margin, caused by lower revenues, decreased utilization rates, and tax credits, partially offset by decreased selling, general and administrative expenses. Adjusted EBITDA Margin was 8.0% for the three months ended September 30, 2026, compared to 10.3% for the three months ended September 30, 2025.
EBITDA amounted to a loss of $15.7 million for the six months ended September 30, 2026, representing a decrease of $0.5 million, from $16.2 million for the six months ended September 30, 2025. EBITDA Margin was (7.5)% for the six months ended September 30, 2026, compared to (6.5)% for the six months ended September 30, 2025.

Management’s Discussion and Analysis
For the three and six months ended September 30, 2026	| 26

Adjusted EBITDA amounted to $13.7 million for the six months ended September 30, 2026, representing a decrease of $10.7 million, or 43.9%, from $24.4 million for the six months ended September 30, 2025. As explained above, the decrease was primarily due to decreased gross margin, caused by lower revenues, decreased utilization rates, and tax credits, partially offset by decreased selling, general and administrative expenses. Adjusted EBITDA Margin was 6.6% for the six months ended September 30, 2026, compared to 9.8% for the six months ended September 30, 2025.
8. Bookings and Backlog
Bookings(1) during the three months ended September 30, 2026 were $108.2 million, which translated into a Book-to-Bill Ratio(1) of 1.05 for the quarter, compared to Bookings of $90.9 million and a Book-to-Bill Ratio of 0.73 for the same quarter last year. The Book-to-Bill Ratio would have been 1.12 if revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 were excluded, compared to 0.80 for the same quarter last year. Bookings and Book-to-Bill are affected by customer investment cycles and current economic conditions, causing some buyer hesitancy and longer sales cycles.
Bookings for the trailing twelve months amounted to $422.5 million as at September 30, 2026, which translated into a Book-to-Bill Ratio of 0.97, compared to Bookings of $447.5 million and a Book-to-Bill Ratio of 0.91 as at September 30, 2025. The Book-to-Bill Ratio would have been 1.05 if revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 were excluded, compared to 1.01 as at September 30, 2025.
For the six months ended September 30, 2026, Bookings were $197.2 million, which translated into a Book-to-Bill ratio of 0.95, compared to Bookings of $209.0 million and a Book-to-Bill Ratio of 0.84 last year. The Book-to-Bill Ratio would have been 1.02 if revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 were excluded, compared to 0.93 last year.
As at September 30, 2026 and 2025, Backlog(1) represented approximately 14 months of trailing twelve-month revenues. The Backlog includes revenue agreements for projects which may extend beyond twelve months.
Management believes information regarding Bookings can provide useful trend insight to investors regarding changes in the volume of new business over time, while Backlog can provide useful trend insight regarding changes in management's best estimate of future revenues stemming from signed revenue agreements. However, contracts typically provide termination clauses at the option of the customer, and modifications to the scope of work and demand-driven usage may occur. In addition, there can be no assurance that subsequent cancellations or scope adjustments will not occur, that Backlog will ultimately result in earnings, or when the related revenues and earnings will be recognized. As a result, revenues ultimately recognized may differ materially from the amount included in Backlog at any given date, and the value ultimately realized under a contract may differ materially from the initial Bookings.

(1) This is an other financial measure. Refer to section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition of this other financial measure.

Management’s Discussion and Analysis
For the three and six months ended September 30, 2026	| 27

9. Financial Position

As at	September 30,	March 31,
(in $ thousands)	2026	2026
	$	$
Current assets	140,862	138,243
Non-current assets	205,612	243,715
Total Assets	346,474	381,958

Current liabilities	93,768	110,326
Non-current liabilities	136,817	128,941
Total Liabilities	230,585	239,267
Shareholders' equity	115,889	142,691
Total Liabilities and Shareholders' Equity	346,474	381,958

As at September 30, 2026, total assets and total liabilities and shareholders’ equity were $346.5 million, representing a decrease of $35.5 million, or 9.3%, from $382.0 million as at March 31, 2026.
The $35.5 million decrease in total assets was due primarily to a $28.7 million decrease in goodwill, mainly due to the impairment of $30.4 million of goodwill in the Industry Services and Solutions CGU, partially offset by a favorable foreign currency translation adjustment, a decrease of $6.5 million in tax credits receivable resulting from the receipt of prior year tax credits, partially offset by tax credits earned in the first two quarters of this year, a $5.8 million decrease in intangible assets due to amortization from the passage of time, and a $5.3 million decrease in accounts receivable and other receivables, despite a favorable foreign exchange impact, mainly due to timing of invoicing and reduced revenues. These decreases were partially offset by increases of $7.2 million in unbilled revenues, mainly due to the timing of client invoicing, and $2.4 million in right-of-use assets mainly from lease additions.
For a discussion of the variance in cash, including the cash impact of the various assets and liabilities on the balance sheet, refer to section 10 titled "Liquidity and Capital Resources".
The decrease in total liabilities and shareholders’ equity of $35.5 million consisted of an $8.7 million decrease in liabilities and a $26.8 million decrease in equity(1). The decrease in total liabilities was primarily due to decreases of $11.3 million in accounts payable and accrued liabilities, despite an unfavorable foreign exchange impact, mainly due to the timing of payments and accruals, $5.9 million in contingent consideration stemming from the change in fair value related to the eVerge acquisition, $2.4 million in deferred revenues, mainly due to the timing of invoicing, and $2.1 million in deferred tax liabilities as discussed in section 7.4.3 titled "Income Taxes". These decreases were partially offset by increases of $10.9 million in long-term debt, as discussed in section 10.6 titled "Long-Term Debt and Net Debt" and $2.1 million in lease liabilities mainly from lease additions.
(1) For more details, refer to the interim consolidated statements of changes in shareholders' equity in the Q2 Financial Statements.

Management’s Discussion and Analysis
For the three and six months ended September 30, 2026	| 28

10. Liquidity and Capital Resources
10.1 Consolidated Statements of Cash Flows
Alithya’s ongoing operations and growth are financed through a combination of operating cash flows, borrowings under its existing credit facility and subordinated unsecured loans, and the issuance of equity. Alithya seeks to maintain an optimal level of liquidity through the active management of its assets and liabilities, as well as its cash flows. The following table summarizes Alithya’s cash flow activities for the three and six months ended September 30, 2026 and 2025:

	For the three months ended September 30,		For the six months ended September 30,
(in $ thousands)	2026	2025	2026	2025
	$	$	$	$
Net cash from (used in) operating activities	943	1,055	(3,841)	(3,119)
Net cash from (used in) investing activities	2,463	(244)	2,115	(10,215)
Net cash (used in) from financing activities	(1,307)	(2,289)	4,190	15,560
Effect of exchange rate changes on cash	33	203	49	(373)
Net change in cash	2,132	(1,275)	2,513	1,853
Cash, beginning of period	13,214	19,084	12,833	15,956
Cash, end of period	15,346	17,809	15,346	17,809

10.2 Cash Flows - Operating Activities
For the three months ended September 30, 2026, net cash from operating activities was $0.9 million, representing a decrease of $0.2 million, from $1.1 million for the three months ended September 30, 2025. The cash flows for the three months ended September 30, 2026 resulted from the net loss of $25.0 million, plus $29.4 million of adjustments to the net loss, consisting primarily of a $30.4 million impairment of goodwill and other non-cash items such as depreciation and amortization, and of net financial expenses, partially offset by a change in fair value of contingent consideration, and deferred taxes, and by $3.5 million in unfavorable changes in non-cash working capital items. In comparison, the cash flows for the three months ended September 30, 2025 resulted from the net loss of $31.0 million, plus $42.6 million of adjustments to the net loss, consisting primarily of a $38.0 million impairment of goodwill and intangibles and other non-cash items such as depreciation, amortization and share-based compensation, and of net financial expenses, partially offset by a change in fair value of contingent consideration, and by $10.6 million in unfavorable changes in non-cash working capital items.
Unfavorable changes in non-cash working capital items of $3.5 million during the three months ended September 30, 2026 were mainly due to the timing of payments, collections and invoicing and consisted primarily of a $5.8 million increase in unbilled revenues, a $1.2 million increase in accounts receivable and other receivables, and a $1.0 million decrease in deferred revenues, partially offset by a $3.3 million decrease in prepaids, and a $1.3 million increase in accounts payable and accrued liabilities. For the three months ended September 30, 2025, unfavorable changes in non-cash working capital items of $10.6 million were mainly due to the timing of payments, collections and invoicing and consisted primarily of a $4.2 million increase in accounts receivable and other receivables, a $4.8 million decrease in accounts payable and accrued liabilities,

Management’s Discussion and Analysis
For the three and six months ended September 30, 2026	| 29

a $2.5 million increase in unbilled revenues, and a $1.6 million increase in tax credits receivable, partially offset by a $2.1 million increase in deferred revenues.
For the six months ended September 30, 2026, net cash used in operating activities was $3.8 million, representing an increase of $0.7 million, from $3.1 million for the six months ended September 30, 2025. The cash flows for the six months ended September 30, 2026 resulted from the net loss of $27.4 million, plus $35.4 million of adjustments to the net loss, consisting primarily of a $30.4 million impairment of goodwill, and other non-cash items such as depreciation and amortization, share-based compensation, and of net financial expenses, partially offset by a change in fair value of contingent consideration, deferred taxes, and unrealized foreign exchange gain and $11.8 million in unfavorable changes in non-cash working capital items. In comparison, the cash flows for the six months ended September 30, 2025 resulted from the net loss of $30.8 million, plus $51.2 million of adjustments to the net loss, consisting primarily of a $38.0 million impairment of goodwill and intangibles and other non-cash items such as depreciation and amortization, share-based compensation, unrealized foreign exchange loss, and of net financial expenses, partially offset by a change in fair value of contingent consideration, deferred taxes, and realized foreign exchange gain, and $23.5 million in unfavorable changes in non-cash working capital items.
Unfavorable changes in non-cash working capital items of $11.8 million during the six months ended September 30, 2026 consisted primarily of a $13.3 million decrease in accounts payable and accrued liabilities, a $6.8 million increase in unbilled revenues, and a $2.6 million decrease in deferred revenues, partially offset by a $6.5 million decrease in tax credits receivable, a $3.2 million decrease in accounts receivable and other receivables, and a $1.1 million decrease in prepaids. For the six months ended September 30, 2025, unfavorable changes in non-cash working capital items of $23.5 million consisted primarily of a $13.9 million decrease in accounts payable and accrued liabilities, a $10.5 million increase in unbilled revenues, a $4.4 million decrease in deferred revenues, and a $2.8 million increase in tax credits receivable, partially offset by a $7.3 million decrease in accounts receivable and other receivables.
10.3 Cash Flows - Investing Activities
For the three months ended September 30, 2026, net cash from investing activities was $2.5 million, representing a change of $2.7 million, from $0.2 million of cash used for the three months ended September 30, 2025. The cash flows for the three months ended September 30, 2026 resulted primarily from the collection of a $2.9 million note receivable related to the Datum Transaction. In comparison, the cash used in the three months ended September 30, 2025 resulted primarily from purchases of property and equipment as part of the ordinary course of the business.
For the six months ended September 30, 2026, net cash from investing activities was $2.1 million, representing a change of $12.3 million, from $10.2 million of cash used for the six months ended September 30, 2025. The cash flows for the six months ended September 30, 2026 resulted primarily from the collection of a $2.9 million note receivable related to the Datum Transaction, offset by $0.7 million of purchases of property and equipment and intangibles as part of the ordinary course of business. In comparison, the cash used in the six months ended September 30, 2025 consisted primarily of $9.5 million related to the eVerge Acquisition, net of cash acquired, and $0.7 million of purchases of property and equipment and intangibles as part of the ordinary course of business.

Management’s Discussion and Analysis
For the three and six months ended September 30, 2026	| 30

10.4 Cash Flows - Financing Activities
For the three months ended September 30, 2026, net cash used in financing activities was $1.3 million, representing a decrease of $1.0 million, from $2.3 million for the three months ended September 30, 2025. The cash flows for the three months ended September 30, 2026 resulted primarily from $2.1 million in financial expenses paid, partially offset by $1.2 million in net advances on the Credit Facility, as described in section 10.6. In comparison, the cash flows used for the three months ended September 30, 2025 resulted primarily from a $4.3 million repayment of a balance of purchase price related to the Datum Acquisition, $1.7 million in financial expenses paid, and $0.9 million in repayments of lease liabilities, partially offset by $4.7 million in net advances on the Credit Facility, net of related transaction costs.
For the six months ended September 30, 2026, net cash from financing activities was $4.2 million, representing a decrease of $11.4 million, from $15.6 million for the six months ended September 30, 2025. The cash flows for the six months ended September 30, 2026 resulted primarily from $14.5 million in net advances on the Credit Facility, partially offset by a $5.2 million repayment of balance of purchase price related to the eVerge Acquisition, $4.1 million in financial expenses paid, and $0.9 million in repayments of lease liabilities. In comparison, the cash flows for the six months ended September 30, 2025 resulted primarily from $26.7 million in net advances on the Credit Facility, net of related transaction costs, partially offset by $4.3 million in financial expenses paid, a $4.3 million repayment of a balance of purchase price related to the Datum Acquisition, and $2.3 million in repayments of lease liabilities.
10.5 Capital Resources
Capital resources are summarized in the table below:

As at	September 30,	March 31,
(in $ thousands)	2026	2026
	$	$
Cash	15,346	12,833
Availability under the senior secured revolving credit facility (1)	38,003	53,738
Availability under the operating credit facility (2)	2,838	2,786
	56,187	69,357

(1) Refer to section 10.6 titled "Long-Term Debt and Net Debt” for further details on the senior secured revolving credit facility.
(2) Refer to Note 6 of the Q2 Financial Statements for further details on the operating credit facility.
Alithya’s main objectives when managing capital are to provide a strong capital base in order to maintain shareholders’, creditors’, and other stakeholders’ confidence and to sustain future growth and development of the business, to maintain a flexible capital structure that optimizes the cost of capital at an acceptable risk level and preserves the ability to meet its financial obligations, to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, and to provide returns on investment to shareholders.
In managing its capital structure, the Company monitors performance throughout the year to ensure anticipated working capital requirements and capital expenditures are funded from operations, available cash, and borrowings.
As at September 30, 2026, additional capital resources available to Alithya amounted to $56.2 million,

Management’s Discussion and Analysis
For the three and six months ended September 30, 2026	| 31

consisting of cash and availability under its credit facilities. Management believes that the Company is well positioned to sustain its operations while maintaining adequate levels of liquidity.
10.6 Long-Term Debt and Net Debt
The following table summarizes the Company’s long-term debt:

As at	September 30,	March 31,
(in $ thousands)	2026	2026
	$	$
Senior secured revolving credit facility (the “Credit Facility”) (a)	101,997	86,262
Subordinated unsecured loans (b)	20,000	20,000
Balance of purchase price payable with a nominal value of $5,175,000, non-interest bearing (8.0% effective interest rate), payable in annual installments of $3,450,000 on December 1, 2026 and $1,725,000 on December 1, 2027	4,983	4,795
Balance of purchase price payable with a nominal value of US$3,760,000 ($5,336,000) (March 31, 2026 - US$7,520,000 ($10,475,000)), non-interest bearing (8.0% effective interest rate), payable in annual installments of US$3,760,000 ($5,336,000), maturing on May 31, 2027	5,069	9,959
Other debt	—	29
Unamortized transaction costs (net of accumulated amortization of $441,000 (March 31, 2026 - $325,000))	(286)	(149)
	131,763	120,896
Current portion of long-term debt	8,475	8,478
	123,288	112,418

(a) The Credit Facility is available to a maximum amount of $140,000,000 which can be increased under an accordion provision to $190,000,000, under certain conditions and at the lenders’ discretion, and can be drawn in Canadian dollars and the equivalent amount in U.S. dollars. It is available in prime rate advances, CORRA advances, SOFR advances and letters of credit of up to $2,500,000.
The advances bear interest at the Canadian or U.S. prime rate, plus an applicable margin ranging from 0.75% to 1.75%, or CORRA or SOFR rates, plus an applicable margin ranging from 2.00% to 3.00%, as applicable for Canadian and U.S. advances, respectively. The applicable margin is determined based on certain financial ratios. As at September 30, 2026, the weighted average effective interest rate was 5.82% (March 31, 2026 - 5.53%). As security for the Credit Facility, Alithya provided a first ranking hypothec on the universality of its assets excluding any leased equipment and Investissement Québec’s first ranking lien on tax credits receivable for the financing related to refundable tax credits.
The Credit Facility matures on April 1, 2029 and is renewable for additional one-year periods at the lender’s discretion, provided that the term of the Credit Facility never exceeds three years at a given time.
As at September 30, 2026, the amount outstanding under the Credit Facility includes $50,098,000 (March 31, 2026 - $47,362,000) payable in U.S. dollars (US$35,300,000; March 31, 2026 - US$34,000,000).
The Company has an additional operating credit facility available to a maximum amount of $2,838,000 (US$2,000,000), bearing interest at the U.S. prime rate plus 1.00%. This operating credit facility can be terminated by the lender at any time. There was no amount outstanding under this additional operating credit facility as at September 30, 2026.

Management’s Discussion and Analysis
For the three and six months ended September 30, 2026	| 32

(b) The subordinated unsecured loans with Investissement Québec, in the amount of $20,000,000, mature on October 1, 2027 and are renewable for one additional year at the lender’s discretion. The loans bear variable interest at the Canadian prime rate, plus an applicable margin ranging from 3.21% to 4.46%, determined and payable quarterly based on certain financial ratios. As at September 30, 2026, the effective interest rate was 7.66% (March 31, 2026 - 7.66%).
(a)(b) Under the terms of the Credit Facility and the subordinated unsecured loans, the Company is required to maintain certain financial covenants which are measured on a quarterly basis. The Company was in compliance with all of its financial covenants as at September 30, 2026 and March 31, 2026.
Total long-term debt as at September 30, 2026 increased by $10.9 million, to $131.8 million, from $120.9 million as at March 31, 2026. The increase is primarily related to $15.7 million in net amounts drawn under the Credit Facility, including an unfavorable US$ exchange rate impact of $1.1 million, which was used for the repayment of a $5.2 million balance of purchase price payable related to the eVerge Acquisition and various operational needs. This was partially offset by the repayment of the balance of purchase price payable related to the eVerge Acquisition, as mentioned above.
As at September 30, 2026, cash amounted to $15.3 million and $102.0 million was drawn under the Credit Facility and classified as long-term debt. In comparison, as at March 31, 2026, cash amounted to $12.8 million and $86.3 million was drawn under the Credit Facility and classified as long-term debt.
The following table reconciles long-term debt to Net Debt(1):

As at	September 30,	March 31,
(in $ thousands)	2026	2026
	$	$
Current portion of long-term debt	8,475	8,478
Non-current portion of long-term debt	123,288	112,418
Total long-term debt	131,763	120,896
Less:
Cash	15,346	12,833
Net Debt	116,417	108,063

(1) Non-IFRS measure. See section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
As at September 30, 2026, Net Debt increased by $8.4 million, or 7.7%, to $116.4 million, from $108.1 million as at March 31, 2026, due to an increase in long-term debt, as explained above, partially offset by an increase in cash.

Management’s Discussion and Analysis
For the three and six months ended September 30, 2026	| 33

10.7 Contractual Obligations
Alithya is committed under the terms of contractual obligations which have various expiration dates, primarily for the rental of premises and technology licenses and infrastructure. Please refer to section 11.7 of Alithya's MD&A for the year ended March 31, 2026 for an overview of such obligations as at such date. There have been no material changes with respect to contractual obligations since March 31, 2026 outside of Alithya’s ordinary course of business.
10.8 Off-Balance Sheet Arrangements
Alithya uses off-balance sheet financing for operating commitments for technology licenses and infrastructure. Please refer to section 11.8 of Alithya's MD&A for the year ended March 31, 2026 and Note 15 of the annual audited consolidated financial statements for the same period for an overview of such arrangements as at such date. There have been no material changes with respect to off-balance sheet arrangements since March 31, 2026 outside of Alithya’s ordinary course of business.
11. Share Capital
In the context of the discussion on share capital, Alithya Group inc. will be referred to as the “Company”. The details of Alithya's share capital are fully described in Note 7 of the Q2 Financial Statements.
11.1 Normal Course Issuer Bid
On September 9, 2025, the Company’s Board of Directors authorized and subsequently the Toronto Stock Exchange (“TSX”) approved the implementation of a Normal Course Issuer Bid (“NCIB”). Under the NCIB, the Company was allowed to purchase for cancellation up to 5,939,183 Subordinate Voting Shares, representing 10% of the Company’s public float as of the close of markets on September 2, 2025.
The NCIB plan commenced on September 12, 2025 and ended on September 11, 2026. All purchases of Subordinate Voting Shares were made by means of open market transactions at their market price at the time of acquisition. Concurrently, the Company entered into an automatic share purchase plan (“ASPP”) with a designated broker in connection with its NCIB. The ASPP allowed the designated broker to purchase for cancellation Subordinate Voting Shares, on behalf of the Company, subject to certain trading parameters established, from time to time, by the Company.
As at September 11, 2026, 3,328,472 Subordinate Voting Shares were purchased and cancelled under the NCIB. Included in the 3,328,472 Subordinate Voting Shares are 2,489,682 Subordinate Voting Shares purchased for cancellation for a cash consideration of $3,972,000 pursuant to the Datum Transaction.
The Company did not renew its NCIB program following the end of the program on September 11, 2026.

Management’s Discussion and Analysis
For the three and six months ended September 30, 2026	| 34

12. Eight Quarter Summary

	For the three months ended
(in $ thousands, except for percentages and per share data)	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,
	2024	2025	2025	2025	2025	2026	2026	2026
Revenues	115,761	125,331	124,158	124,292	115,162	113,776	105,050	103,368
Cost of revenues	78,376	79,240	84,365	81,512	78,648	70,783	73,159	70,899
Gross margin	37,385	46,091	39,793	42,780	36,514	42,993	31,891	32,469
	32.3%	36.8%	32.1%	34.4%	31.7%	37.8%	30.4%	31.4%
Operating expenses
Selling, general and administrative expenses	28,814	29,739	30,573	31,296	28,460	31,823	28,338	25,240
Business acquisition, integration and reorganization costs (recovery)	(1,244)	(1,322)	2,047	(3,885)	(372)	6,294	761	(3,421)
Depreciation	1,168	1,158	1,065	978	668	788	628	727
Amortization of intangibles	4,810	4,837	4,955	5,317	4,125	4,239	3,139	3,190
Foreign exchange (gain) loss	(687)	187	1,166	(469)	581	(604)	(927)	(326)
Impairment of goodwill and intangibles	5,144	—	—	38,028	—	3,100	—	30,400
	38,005	34,599	39,806	71,265	33,462	45,640	31,939	55,810
Operating (loss) income	(620)	11,492	(13)	(28,485)	3,052	(2,647)	(48)	(23,341)
Net financial expenses	2,372	2,636	2,840	2,126	2,339	2,164	2,290	2,378
Share of loss (earnings) of an associate	—	—	—	—	—	—	167	(171)
(Loss) earnings before income taxes	(2,992)	8,856	(2,853)	(30,611)	713	(4,811)	(2,505)	(25,548)
Income tax expense (recovery)	724	813	(3,038)	350	37	3,866	(84)	(524)
Net (loss) earnings	(3,716)	8,043	185	(30,961)	676	(8,677)	(2,421)	(25,024)
Basic and diluted (loss) earnings per share	(0.04)	0.08	—	(0.32)	0.01	(0.09)	(0.03)	(0.26)

Quarterly variances in Alithya's results can be attributed primarily to seasonality and customer investment cycles. The revenues generated by Alithya's consultants are impacted by the number of working days in a particular quarter, which can vary as a result of vacations and other paid time off and statutory holidays. Similarly, customer IT investment cycles are also affected by the seasonality of their own operations.
The table above highlights that revenues over the eight-quarter period have varied primarily as a result of organic growth in certain areas of the business and business acquisitions in recent quarters, offset by reduced revenues from government contracts and the Datum divestiture in Q4 2026. Revenues are also impacted by foreign exchange fluctuations and timing of go-live of projects.

Management’s Discussion and Analysis
For the three and six months ended September 30, 2026	| 35

13. Critical Accounting Estimates
The preparation of Alithya’s interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts reported as assets, liabilities, income and expenses in the interim condensed consolidated financial statements. Actual results could differ from those estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they occur and in any future periods affected.
The Q2 Financial Statements have been prepared in accordance with the accounting policies adopted in the most recent annual audited consolidated financial statements for the year ended March 31, 2026. The accounting policies have been applied consistently by all entities of the Company.
14. Accounting Standard Amendments Effective for the Year Ending March 31, 2027
The following accounting standards were adopted by the Company on April 1, 2026:
IFRS 7 and IFRS 9 - Classification and measurement of Financial Instruments
In May 2024, the IASB issued amendments to IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments: Disclosures. The standard amendments clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system. Furthermore, they clarify the description of non-recourse assets and contractually linked instruments and they introduce additional disclosures for financial instruments with contractual terms that can change cash flows, and equity instruments classified at fair value through other comprehensive income. The amendments to IFRS 7 and IFRS 9 are effective for annual periods beginning on or after January 1, 2026. The adoption of these standards, on April 1, 2026, was applied prospectively, in accordance with the respective transition provisions. The adoption of these standards did not have an impact on the Company’s interim condensed consolidated financial statements for the periods ended September 30, 2026.

Management’s Discussion and Analysis
For the three and six months ended September 30, 2026	| 36

15. New Accounting Standards and Interpretations Issued but Not Yet Effective
At the date of authorization of the interim condensed consolidated financial statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:
IFRS 18 - Presentation and Disclosures in Financial Statements
On April 9, 2024, the IASB published the new IFRS 18 – Presentation and Disclosures in Financial Statements that will replace IAS 1 – Presentation of Financial Statements.
IFRS 18 covers four main areas:
•Introduction of defined subtotals and categories in the statement of profit or loss;
•Introduction of requirements to improve aggregation and disaggregation;
•Introduction of disclosures about management-defined performance measures (MPMs) in the notes to the financial statements; and
•Targeted improvements to the statement of cash flows by amending IAS 7 – Statement of Cash Flows.
IFRS 18 applies retrospectively and is effective for annual periods beginning on or after January 1, 2027, with earlier application permitted. Management is currently evaluating the impact of the new accounting standard on its consolidated financial statements.
16. Risks and Uncertainties
Alithya is subject to a number of risks and uncertainties and is affected by a number of factors which could have a material adverse effect on Alithya's financial position, financial performance, results of operations, cash flows, business or reputation. These risks should be considered when evaluating an investment in Alithya and may, among other things, cause a decline in the price of the Subordinate Voting Shares.
Such risks and uncertainties include, but are not limited to, those discussed in the section entitled “Risks and Uncertainties” of the Company's MD&A for the fiscal year ended March 31, 2026, all of which are hereby incorporated by reference, as well as in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities and which are available on SEDAR+ and EDGAR.

Management’s Discussion and Analysis
For the three and six months ended September 30, 2026	| 37

17. Management’s Evaluation of Disclosure Controls and Procedures and Internal Control over Financial Reporting
Management's Report on Disclosure Controls and Procedures
Management is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) which are designed to provide reasonable assurance that the material information relating to the Company is made known to the Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared, and that information required to be disclosed by the Company in its annual, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules. The effectiveness of these DC&P, as defined under National Instrument 52-109 – Issuers’ annual and interim filings (“NI 52-109”) adopted by Canadian securities regulators and in Rule 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, was evaluated under the supervision of and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer as at the end of the Company’s most recently completed financial year ended March 31, 2026. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s DC&P were effective as of March 31, 2026.
Management's Report on Internal Control over Financial Reporting
Management is also responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”), as defined under NI 52-109 adopted by Canadian securities regulators and in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended. The Company’s ICFR are designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, and effected by management and other key employees, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The effectiveness of the Company’s ICFR was evaluated under the supervision of and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer as at the end of the Company’s most recently completed financial year ended March 31, 2026 based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s ICFR was effective as of March 31, 2026.
Limitations on Effectiveness of Disclosure Controls and Procedures and Internal Control over Financial Reporting
The Company’s management recognizes that any DC&P and ICFR, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. Because of their inherent limitations, DC&P and ICFR may not prevent or detect all errors or misstatements on a timely basis.

Management’s Discussion and Analysis
For the three and six months ended September 30, 2026	| 38

Auditor’s Report on Internal Control over Financial Reporting
The effectiveness of ICFR as of March 31, 2026 has been audited by KPMG LLP, (“KPMG”), the Company’s independent registered public accounting firm. KPMG has expressed an unqualified opinion on the Company’s ICFR as of March 31, 2026.
Changes in Internal Control over Financial Reporting
There have been no changes in the Company’s ICFR during the quarter ended September 30, 2026, that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.